# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZOOMCAR HOLDINGS, INC., CIK 0001854275
CUSIP: 45784G309
Title of class of securities: Common stock
Address of issuer's principal executive offices: Anjaneya Techno Park, No.147, 1st Floor,, Bangalore, India (K7), 560008
Date of event which requires filing of this statement: 05/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001403497

## Reporting persons
- Adam K. Stern: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 598,467; shared voting power 16,887; sole dispositive power 598,467; shared dispositive power 16,887; aggregate amount beneficially owned 615,354 (9.82% of the class)
  Comment: 615,354 shares of the common stock of the Company beneficially owned by Adam K. Stern which in the aggregate represents 9.82% of the Company's outstanding common stock (based on 6,269,029 shares of common stock outstanding as of May 20, 2025.) Mr. Stern disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein, if any, and the inclusion of these securities in this report shall not be deemed an admission of beneficial ownership by Mr. Stern of the reported securities for purposes of Section 16 or any other purpose.

## Item 1. Issuer
Name of issuer: ZOOMCAR HOLDINGS, INC.
Address of issuer's principal executive offices: Anjaneya Techno Park, No.147, 1st Floor, Kodihalli

## Item 2. Person Filing
Name of person filing: Adam K. Stern
Address of principal business office or, if none, residence: 1345 Avenue of the Americas, 27th Floor, New York, NY 10105
Citizenship: Adam K. Stern is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 615,354 shares of the common stock of the Company beneficially owned by Adam K. Stern which in the aggregate represents 9.82 % of the Company's outstanding common stock (based on 6,269,029 shares of common stock outstanding as of May 20, 2025.)
Percent of class: Adam Stern - 9.82 %
Sole power to vote or to direct the vote: Adam Stern - 598,467 shares
Shared power to vote or to direct the vote: Adam Stern, as a trustee of the SternAegis Defined Benefit Plan, shares voting power over 16,887 shares with the other trustees of the plan.
Sole power to dispose or to direct the disposition: Adam Stern - 598,467 shares
Shared power to dispose or to direct the disposition: Adam Stern, as a trustee of the SternAegis Defined Benefit Plan, shares dispositive power over 16,887 shares with the other trustees of the plan.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Adam K. Stern: /s/ Adam K. Stern, Adam K. Stern (05/21/2025)